EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(000’s except for per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
(000’s, except per share data)
Net Income	$1,266	$1,497	$5,676	$5,512
Less: Dividend Requirements on Preferred Stock	59	59	176	177

Net Income Applicable to Common Stock	$1,207	$1,438	$5,500	$5,335

Average Number of Common Shares Outstanding - Basic	5,514,611	4,758,295	5,504,582	4,750,203
Dilutive Effect of Stock Options and Restricted Stock	14,822	25,347	14,798	20,266
Average Number of Common Shares Outstanding - Diluted	5,529,433	4,783,642	5,519,380	4,770,469
Earnings Per Share - Basic	$0.22	$0.30	$1.00	$1.12
Earnings Per Share - Diluted	$0.22	$0.30	$1.00	$1.12